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                                                              EXHIBIT 9

     VANCOUVER, British Columbia, Sept. 27 -- The Loewen Group Inc. (Nasdaq: LWNG) announced today that it has received a civil subpoena from the State of Florida Attorney General's Office for documents in connection with the Antitrust Section's investigation of the proposed acquisition of Loewen by Service Corporation International.

     Raymond L. Loewen, chairman of the board and chief executive officer of The Loewen Group said, "We welcome the scrutiny of the Florida attorney general's office and other state regulators as well, since SCI clearly intends to eliminate its most formidable competitor in the North American marketplace."

     The subpoena suggests a wide ranging investigation into the potential impact of the proposed acquisition on pricing, Medicare/Medicaid issues and market concentration for cemeteries and funeral homes in the State of Florida.

SOURCE  The Loewen Group

     CONTACT:  David A. Laundy of The Loewen Group Inc., 604-293-7857; or Thomas
C. Franco or Christopher G. Tofalli of Broadgate Consultants, Inc., 212-229-2222